UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SILICON IMAGE, INC.
(Exact name of Registrant as Specified in its Charter)
Delaware
(State or Other Jurisdiction of Incorporation)

000-26887	77-0396307
(Commission File Number)	(IRS Employer Identification No.)

1140 East Arques Ave., Sunnyvale, CA	94085
(Address of Principal Executive Offices)	(Zip Code)

Edward Lopez: (408) 616-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1	Conflict Minerals Disclosure

Item 1.01           Conflict Minerals Disclosure and Report

The Conflict Minerals Report for the reporting period January 1 to December 31, 2013 is filed herewith as  Exhibit 1.02 and is publicly available at the Registrant's investor relations website at http://ir.siliconimage.com.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2	Exhibits

Item 2.01           Exhibits

Exhibits 1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2014

SILICON IMAGE, INC.

By:	/s/ Noland Granberry
Noland Granberry
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1.02	Conflict Minerals Report